Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$1,267,354.840 (1)	$110.20	$139.66 (2)

Fees Previously Paid	—		—

Total Transaction Valuation	$1,267,354.840 (1)

Total Fees Due for Filing			$139.66

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$139.66

(1) Calculated as the aggregate book value of 240,029.326 shares in the offer, based on the Net Asset Value Per Share price of $5.28 as of May 17, 2023.

(2) Calculated at $110.20 per $1,000,000 of the Transaction Valuation.